                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              SCP Pool Corporation
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  784028 10 2
                                  -----------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amended Schedule 13G amends and restates the Reporting Persons' initial
Schedule 13G, as amended.

                               Page 1 of 18 Pages

CUSIP NO.  784028 10 2           13G                        Page 2 of 18 Pages
           --------------


==============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Code, Hennessy & Simmons Limited Partnership
      36-3653669
 ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 784028 10 2           13G                      Page 3 of 18 Pages
            -----------

==============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHS Management Limited Partnership
      36-3597316
 ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================

  CUSIP NO. 784028 10 2          13G                         Page 4 of 18 Pages
            -------------


==============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Andrew W. Code

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            74,536 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          58,663 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             74,536 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          58,663 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      133,199 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      1.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                --------------------
  CUSIP NO.  784028 10 2                  13g               Page 5 of 18 Pages
            --------------
---------------------------                                --------------------

===============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel J. Hennessy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            75,561 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          19,838 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             75,561 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          19,838 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      95,399 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

=============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             -----------------------
  CUSIP NO.  784028 10 2                13G                Page 6 of 18 Pages
            --------------
 ---------------------------                            -----------------------

===============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian P. Simmons

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            81,461 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          58,913 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             81,461 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          58,913 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      140,374 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      1.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

==============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================

CUSIP No. 784028 10 2              13G                      Page 7 of 18 Pages
          ----------------

------------------------------------------------------------------------------

                                 SCHEDULE 13G
                                 ------------


Item 1(a)      Name of Issuer:
               --------------

               SCP Pool Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               109 Northpark Boulevard
               Covington, Louisiana  70433-5001


Item 2(a)      Name of Person Filing:
               ---------------------

               Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 3 to Schedule 13G on behalf of Code, Hennessy & Simmons Limited Partnership, an Illinois limited partnership ("CHS"), CHS Management Limited Partnership, an Illinois limited partnership ("CHSM"), Andrew W. Code ("Code"), Daniel J. Hennessy ("Hennessy") and Brian P. Simmons ("Simmons"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.


Item 2(b)      Address of Principal Business Office or, if none, Residence:
               ------------------------------------------------------------

                 CHS The address of CHS's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

                 CHSM The address of CHSM's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

                 Code The address of Code's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

==============================================================================
CUSIP No. 784028 10 2              13G                      Page 8 of 18 Pages
          ----------------


------------------------------------------------------------------------------

                 Hennessy The address of Hennessy's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

                 Simmons The address of Simmons's principal business office is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.


Item 2(c)      Citizenship:
               -----------

                 CHS The place of CHS's organization as a limited partnership is Illinois, the United States of America.

                 CHSM The place of CHSM's organization as a limited partnership is Illinois, the United States of America.

                 Code Mr. Code is a citizen of the United States of America.


                 Hennessy Mr. Hennessy is a citizen of the United States of America.

                 Simmons Mr. Simmons is a citizen of the United States of America.


Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.001 per share


Item 2(e)      CUSIP No.:
               ---------

               784028 10 2


Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c) , check whether the person filing is a:

               Not applicable.


Item 4    Ownership:
          ---------

               The following information is provided in response to Item 4 of
     Schedule 13G and the percentages stated are based on a total of 11,639,434 shares of Common Stock outstanding as of

==============================================================================

CUSIP No. 784028 10 2               13G                     Page 9 of 18 Pages
          -----------------

------------------------------------------------------------------------------

     November 16, 1998, as determined from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 16, 1998.

          (a) - (b)

               CHS   CHS beneficially owns 0 shares of Common Stock,
               ---
     constituting 0.0% of the shares of Common Stock outstanding.

               CHSM  CHSM is the sole general partner of CHS.  CHSM
               ----
     beneficially owns 0 shares of Common Stock, constituting 0.0% of the shares of Common Stock outstanding.

               Code  Mr. Code is a general partner of CHSM.  Mr. Code
               ----
     beneficially owns 56,311 shares of Common Stock. Mr. Code holds options to purchase up to 16,875 shares of Common Stock which are currently exerciseable.

               Mr. Code also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 1,350 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by minor children of Mr. Code who reside in his house. Mr. Code disclaims said beneficial ownership in the Common Stock held by his minor children.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Code may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 2,663 shares of Common Stock held by CHS Investors, constituting less than one percent of the shares of Common Stock outstanding. Mr. Code disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

               Mr. Code also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 56,000 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by a charitable foundation of which Mr. Code is a director, president, and the sole member, although neither Mr. Code nor any members of his immediate family have any pecuniary interest in such shares. Mr. Code disclaims said beneficial ownership in the Common Stock held by the charitable foundation.

===============================================================================

CUSIP No. 784028 10 2               13G                     Page 10 of 18 Pages
          ----------------

-------------------------------------------------------------------------------

               Hennessy  Mr. Hennessy is a general partner of CHSM. Mr. Hennessy
               --------
     beneficially owns 73,311 shares of Common Stock. Mr. Hennessy also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 2,250 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by minor children of Mr. Hennessy who reside in his house. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by his minor children.

               Mr. Hennessy also beneficially owns 675 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by Mr. Hennessy and his wife as joint tenants.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Hennessy may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 2,663 shares of Common Stock held by CHS Investors, constituting less than one percent of the shares of Common Stock outstanding. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

               Mr. Hennessy also may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 16,500 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by a charitable foundation of which Mr. Hennessy is a trustee, although neither Mr. Hennessy nor any members of his immediate family have any pecuniary interest in such shares. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by the charitable foundation.

               Simmons  Mr. Simmons is a general partner of CHSM. Simmons
               -------
     beneficially owns 81,461 shares of Common Stock.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Hennessy may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to beneficially own 2,663 shares of Common Stock held by CHS Investors, constituting less than one percent of the shares of Common Stock outstanding. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

================================================================================

CUSIP No. 784028 10 2                13G                     Page 11 of 18 Pages
          -----------------

--------------------------------------------------------------------------------



               Mr. Simmons also beneficially owns 56,250 shares of Common Stock, constituting less than one percent of the shares of Common Stock outstanding, which are owned by Mr. Simmons and his wife as joint tenants.

          (c)(i-iv)

               CHS  CHS has shared power to vote or direct the vote and shared
               ---
     power to dispose or direct the disposition of 0 shares of Common Stock.

               CHSM  CHSM has shared power to vote or direct the vote and
               ----
     shared power to dispose or direct the disposition of 0 shares of Common Stock.

               Code  Mr. Code has the sole power to vote or direct the vote
               ----
     and the sole power to dispose or direct the disposition of the 56,311 shares of Common Stock held by him, and Mr, Code may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 16,875 shares of Common Stock which may be acquired upon the exercise of stock options held by him.

               Mr. Code also has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 1,350 shares of Common Stock which are held by Mr. Code as Custodian under the Illinois Uniform Gift to Minors Act for minor children of Mr. Code who reside in his house.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Code may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,663 shares of Common Stock held by CHS Investors, constituting less than one percent of the shares of Common Stock outstanding. Mr. Code disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

               Mr. Code also may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 56,000 shares of Common Stock which are owned by a charitable foundation of which Mr. Code is a director, president, and sole member, although neither Mr. Code nor any members of his immediate family have any pecuniary interest in such shares. Mr. Code disclaims said

================================================================================

CUSIP No. 784028 10 2                13G                     Page 12 of 18 Pages
          -----------------

--------------------------------------------------------------------------------

     beneficial ownership in the Common Stock held by the charitable foundation.

               Hennessy  Mr. Hennessy has the sole power to vote or direct the
               --------
     vote and the sole power to dispose or direct the disposition of the 73,311 shares of Common Stock held by him.

               Mr. Hennessy also has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 2,250 shares of Common Stock which are held by Mr. Hennessy as Custodian under the Illinois Uniform Gift to Minors Act for minor children of Mr. Hennessy who reside in his house.

               Mr. Hennessy also has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 675 shares of Common Stock which are owned by Mr. Hennessy and his wife as joint tenants.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Hennessy may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,663 shares of Common Stock held by CHS Investors, constituting less than one percent of the shares of Common Stock outstanding. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

               Mr. Hennessy also may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 16,500 shares of Common Stock which are owned by a charitable foundation of which Mr. Hennessy is a trustee, although neither Mr. Hennessy nor any members of his immediate family have any pecuniary interest in such shares. Mr. Hennessy disclaims said beneficial ownership in the Common Stock held by the charitable foundation.

               Simmons  Mr. Simmons has the sole power to vote or direct the
               -------
     vote and the sole power to dispose or direct the disposition of the 81,461 shares of Common Stock held by him.

               By reason of his status as a general partner of CHS Investors, a general partnership, Mr. Simmons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,663 shares of Common Stock held by CHS Investors, constituting less than one

================================================================================

CUSIP No. 784028 10 2                13G                     Page 13 of 18 Pages
          -----------------

--------------------------------------------------------------------------------

     percent of the shares of Common Stock outstanding. Mr. Simmons disclaims said beneficial ownership in the Common Stock held by CHS Investors, except to the extent of his indirect beneficial interest as a general partner CHS Investors.

               Mr. Simmons also has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 56,250 shares of Common Stock which are owned by Mr. Simmons and his wife as joint tenants.


Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than ten percent of the class of securities, check the following:
     [ X ].


Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person:
          ------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by any of the Reporting Persons.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not applicable.


Item 8    Identification and Classification of Members of
          the Group:
          -----------------------------------------------

               This Amendment No. 3 to Schedule 13G is being filed pursuant to Rule 13d-2(b) and Rule 13d-1(d). Attached as Exhibit B is a complete and accurate list of each member of the group. See also Items 5 and 9.

================================================================================

CUSIP No. 784028 10 2                13G                     Page 14 of 18 Pages
          -----------------

--------------------------------------------------------------------------------

Item 9    Notice of Dissolution of Group:
          ------------------------------

               As stated on Exhibit B, the date of dissolution of this group was December 10, 1998. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity.

Item 10.  Certification:
          -------------

               Not applicable.

================================================================================

CUSIP No. 784028 10 2                13G                     Page 15 of 18 Pages
          -----------------

--------------------------------------------------------------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999

CODE, HENNESSY & SIMMONS
LIMITED PARTNERSHIP

By:  CHS MANAGEMENT LIMITED
     PARTNERSHIP, its general
     partner


By:    /s/ ANDREW W. CODE
      -----------------------
     Andrew W. Code
Its: General Partner

CHS MANAGEMENT LIMITED
PARTNERSHIP


By:      /s/ ANDREW W. CODE
       -----------------------
     Andrew W. Code
Its: General Partner


  /s/ ANDREW W. CODE
 -------------------------
Andrew W. Code


  /s/ DANIEL J. HENNESSY
 -------------------------
Daniel J. Hennessy


  /s/ BRIAN P. SIMMONS
 ------------------------
Brian P. Simmons

================================================================================

CUSIP No. 784028 10 2                13G                     Page 16 of 18 Pages
          -----------------

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

Exhibit                  Document Description
-------                  --------------------

   A                     Agreement pursuant to Rule 13d-1(k)(1)(iii).

   B                     Schedule of members of group

================================================================================

CUSIP No. 784028 10 2                13G                     Page 17 of 18 Pages
          -----------------

--------------------------------------------------------------------------------

                           EXHIBIT A TO SCHEDULE 13G

                      Agreement Relating to the Filing of
                   Joint Statements Pursuant to Rule 13d-1(k)
                   ------------------------------------------

          Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Exhibit is attached is filed on their behalf in the capacities set out below.

Dated:  February 8, 1999

CODE, HENNESSY & SIMMONS
LIMITED PARTNERSHIP

By:  CHS MANAGEMENT LIMITED
     PARTNERSHIP, its general
     partner

By:    /s/ ANDREW W. CODE
      ----------------------------
     Andrew W. Code
Its: General Partner

CHS MANAGEMENT LIMITED
PARTNERSHIP

By:    /s/ ANDREW W. CODE
      ------------------------
     Andrew W. Code
Its: General Partner


  /s/ ANDREW W. CODE
 -------------------------
Andrew W. Code

  /s/ DANIEL J. HENNESSY
 -------------------------
Daniel J. Hennessy

  /s/ BRIAN P. SIMMONS
 -------------------------
Brian P. Simmons

================================================================================

CUSIP No. 784028 10 2                13G                     Page 18 of 18 Pages
          -----------------

--------------------------------------------------------------------------------


                           EXHIBIT B TO SCHEDULE 13G


          The date of dissolution of this group was December 10, 1998. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity.

          The following is a complete and accurate list of each member of the group:

     1.   Code, Hennessy & Simmons Limited Partnership;
     2.   CHS Management Limited Partnership;
     3.   Andrew W. Code;
     4.   Daniel J. Hennessy; and
     5.   Brian P. Simmons.